SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Issuer Direct Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46520M204
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46520M204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Globis Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 109,472
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 109,472
9.	Aggregate Amount Beneficially Owned by each Reporting Person 109,472
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 46520M204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Globis Capital Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 109,472
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 109,472
9.	Aggregate Amount Beneficially Owned by each Reporting Person 109,472
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46520M204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Globis Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 109,472
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 109,472
9.	Aggregate Amount Beneficially Owned by each Reporting Person 109,472
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 46520M204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Globis Capital, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 109,472
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 109,472
9.	Aggregate Amount Beneficially Owned by each Reporting Person 109,472
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46520M204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul Packer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 109,472
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 109,472
9.	Aggregate Amount Beneficially Owned by each Reporting Person 109,472
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.0%
12.	Type of Reporting Person (See Instructions) IN

ITEM 1:

(a)  Name of Issuer:

Issuer Direct Corporation

 (b)  Address of Issur’s Principal Executive Offices:

500 Perimeter Park Drive – Suite D
Morrisville, NC  27560

ITEM 2:

(a)  Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(i)	Globis Capital Partners, L.P., a Delaware limited partnership ("Globis Partners"), with respect to shares of Common Stock (as defined in Item 2(d) below directly held by it;

(ii)
Globis Capital Advisors, L.L.C., a Delaware limited liability company ("Globis Advisors"), serves as the general partner of Globis Partners, with respect to shares of Common Stock directly held by Globis Partners;

(iii)
Globis Capital Management, L.P., a Delaware limited partnership (the "Investment Manager"), which serves as investment manager to, and has investment discretion over the securities held by, Globis Partners, with respect to shares of Common Stock directly held by Globis Partners;

(iv)
Globis Capital, L.L.C., a Delaware limited liability company ("GC"), which serves as the general partner of the Investment Manager, with respect to shares of Common Stock directly held by Globis Partners; and

(v)	Mr. Paul Packer ("Mr. Packer"), who is the Managing Member of Globis Advisors, and GC, with respect to shares of Common Stock directly held by himself and Globis Partners.

Globis Partners, Globis Advisors, the Investment Manager, GC and Mr. Packer are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  Address of Principal Business Office or, if None, Residence:

The principal office and business address of Globis Partners, Globis Advisors, the Investment Manager, GC and Mr. Packer is:

805 Third Avenue – 15th Floor

New York, NY  10022

(c)  Citizenship:

See Item 2(a) above and Item 4 of each cover page.

(d)  Title of Class of Securities:

Common Stock, par value $0.0001 per share.

(e)  CUSIP Number:

46520M204

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4:  OWNERSHIP.

A.	Globis Capital Partners, L.P.

(a)	Amount beneficially owned: 109,472

(b)	Percent of class: 6.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 109,472

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 109,472

B.	Globis Capital Advisors, L.L.C.

(a)	Amount beneficially owned: 109,472

(b)	Percent of class: 6.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 109,472

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 109,472

C.	Globis Capital Management, L.P.

(a)	Amount beneficially owned: 109,472

(b)	Percent of class: 6.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 109,472

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 109,472

D.	Globis Capital, L.L.C.

(a)	Amount beneficially owned: 109,472

(b)	Percent of class: 6.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 109,472

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 109,472

E.	Paul Packer

(a)	Amount beneficially owned: 109,472

(b)	Percent of class: 6.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 109,472

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 109,472

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☐

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	By:	/s/ Paul Packer
Name: Paul Packer

individually and as managing member of:
(a) Globis Capital Advisors, L.L.C.,
for itself and as the general partner of
Globis Capital Partners, L.P.;
and (b) Globis Capital, L.L.C.,
for itself and as the general partner of
Globis Capital Management, L.P., the Investment Manager of Globis Capital Partners, L.P.